MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 27th day of September 2019, by and between Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Olstein Capital Management, L.P., a New York limited partnership (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 12th day of July 2018 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits effective as of September 14, 2018;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of a Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing plan fees, taxes, leverage/borrowing interest (including interest incurred in connection with bank and custody overdrafts), interest expense, dividends paid on short sales, brokerage and other transactional expenses, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, including but not limited to litigation expenses and judgments and indemnification expenses.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective with respect to a Fund on the date specified herein and shall remain in effect indefinitely, unless terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. After this Agreement has been in effect for at least one year from the effective date of each Fund’s prospectus, or such other period as approved by resolution of the Board, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of a Fund, or (ii) by the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Appendix A		OLSTEIN CAPITAL MANAGEMENT, L.P.

By:	/s/ Brian R. Wiedmeyer	By:	/s/ Michael Luper
Name:	Brian R. Wiedmeyer	Name:	Michael Luper
Title:	President and Principal Executive Officer	Title:	Senior Executive Vice President

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit as a Percentage of Average Daily Net Assets

Olstein Strategic Opportunities Fund	1.35%

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